UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

CROSSROADS CAPITAL, INC.

(Name of Company)

128 N. 13th St., #1100, Lincoln, Nebraska 68508

Address of Principal Business Office

(No. & Street, City, State, Zip Code)

(402) 261-5345

Telephone Number (including area code)

000-53504

File Number under the Securities Exchange Act of 1934

Crossroads Capital, Inc. (the “Company”) is withdrawing its election under section 54(a) of the Act on the following basis for filing this Notification of Withdrawal:

On May 3, 2016, the Company’s Board of Directors approved a Plan of Liquidation, subject to stockholder approval, pursuant to which the Company will convert into Crossroads Liquidating Trust, a statutory trust formed for the purpose of liquidating and distributing the Company’s assets.  On June 2, 2017, at a special meeting of the Company’s stockholders, the stockholders approved the withdrawal of the Company’s election under section 54(a) of the Investment Company Act as follows: 5,133,411 votes in favor, 228,108 votes against, and 223,674 abstentions.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Lincoln and the state of Nebraska on the 23rd day of June, 2017.

CROSSROADS CAPITAL, INC.

By:	/s/ Ben H. Harris
Name: Ben H. Harris
Title: President and Chief Executive Officer

Attest:	/s/ Andrew Dakos
Name: Andrew Dakos
Title: Chairman of the Board